            _______________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                  Tender Offer Statement Pursuant To Section
                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            COBRA GOLF INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                  HCAC, INC.
                             AMERICAN BRANDS, INC.
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 190907105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           Mr. Louis F. Fernous, Jr.
                         Vice President and Secretary
                             American Brands, Inc.
                            1700 East Putnam Avenue
                     Old Greenwich, Connecticut 06870-0811
                                (203) 698-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  Copies to:

                             Edward P. Smith, Esq.
                            Chadbourne & Parke LLP
                             30 Rockefeller Plaza
                           New York, New York 10112
                                (212) 408-5100

                               December 18, 1995
      (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

                          (Calculation of Filing Fee)

     -----------------------------------------------------------------
          Transaction Valuation*             Amount of Filing Fee**
     -----------------------------------------------------------------
              $718,824,528                   $143,765
     -----------------------------------------------------------------

     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 19,967,348 shares of Common Stock, par value $.001 per share, of Cobra Golf Incorporated (the "Shares") at $36.00 per share net in cash. Such number of shares represents all the Shares outstanding as of December 15, 1995, plus the number of shares issuable upon the exercise of all outstanding options.

    **  1/50 of one percentum of the Transaction Valuation.

   / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: Not Applicable    Filing Party: Not Applicable
Form or Registration No.: Not Applicable  Date Filed:  Not Applicable
            _______________________________________________________

                             (Page 1 of 10 Pages)

CUSIP No. 190907105            14D-1 AND 13D              Page 2 of 10 Pages

---------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     HCAC, INC.                                06-1441617
---------------------------------------------------------------------------
2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                 (b) /X/
---------------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
---------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
---------------------------------------------------------------------------

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,949,578/*/
---------------------------------------------------------------------------
8.   CHECK IF AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    / /

---------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     APPROXIMATELY 26% OF THE SHARES OUTSTANDING AS OF
     DECEMBER 15, 1995/*/
---------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
---------------------------------------------------------------------------







_____________________________________

/*/  See note on page 4.


                              (Page 2 of 10 Pages)

CUSIP No. 190907105           14D-1 AND 13D              Page 3 of 10 Pages
---------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     AMERICAN BRANDS, INC.                           13-3295276
---------------------------------------------------------------------------
2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                 (b) /X/
---------------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC, OO
---------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
---------------------------------------------------------------------------
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,949,578/*/
---------------------------------------------------------------------------
8.   CHECK IF AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    / /
---------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     APPROXIMATELY 26% OF THE SHARES OUTSTANDING AS OF
     DECEMBER 15, 1995/*/
---------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
---------------------------------------------------------------------------








_________________________________

/*/  See note on page 4.

                             (Pages 3 of 10 Pages)

                               EXPLANATORY NOTE

American Brands, Inc. (the "Parent") and certain stockholders (the "Selling Stockholders") of Cobra Golf Incorporated (the "Company") entered into the Stock Option and Tender Agreement, dated as of December 18, 1995 (the "Stock Option and Tender Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Selling Stockholders have given the Parent options to purchase any and all Shares beneficially owned and thereafter acquired by them at a price equal to $36.00 per Share subject to adjustment if the Offer Price (as hereinafter defined) is increased and have further agreed, among other things, to tender pursuant to the Offer and not withdraw all the Shares owned by them, except that the Selling Stockholders will be required to withdraw such Shares under certain circumstances and, if such Shares are withdrawn, to retender such Shares if requested by the Parent. The Selling Stockholders have also granted the Parent, or any nominee of the Parent, irrevocable proxies to vote their Shares on certain matters at any annual, special or adjourned meeting of stockholders of the Company or to execute a written consent with respect to such matters on their behalf in lieu of a meeting.

                             (Pages 4 of 10 Pages)

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Parent of beneficial ownership of the Shares subject to the Stock Option and Tender Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Cobra Golf Incorporated. The address of its principal executive offices is 1818 Aston Avenue, Carlsbad, California 92008-7306.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all the outstanding Shares at a price of $36.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sale prices for the Shares for each quarterly period since September 21, 1993 (the date of the Company's initial public offering) is set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth in the "Introduction", Section 9 ("Certain Information Concerning the Parent and the Purchaser") and Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) The information set forth in Section 9 ("Certain Information Concerning the Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

                             (Pages 5 of 10 Pages)

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction", Section 9 ("Certain Information Concerning the Parent and the Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the "Introduction", Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 13 ("The Merger Agreement; the Stock Option and Tender Agreement") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction", Section 9 ("Certain Information Concerning the Parent and the Purchaser"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 13 ("The Merger Agreement; the Stock Option and Tender Agreement") and Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction", Section 9 ("Certain Information Concerning the Parent and the Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"),

                             (Pages 6 of 10 Pages)

Section 13 ("The Merger Agreement; the Stock Option and Tender Agreement") and
Section 15 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction", Section 17 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 9 ("Certain Information Concerning the Parent and the Purchaser"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 13 ("The Merger Agreement; the Stock Option and Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 16 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

     (e) To the best knowledge of the Parent and the Purchaser, no such proceedings are pending or have been instituted.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of December 18, 1995 among the Parent, the Purchaser and the Company, and the Stock Option and Tender Agreement dated as of December 18, 1995 among the Parent and the Selling Stockholders, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
(c)(1) and (c)(2), respectively, is incorporated herein by reference.

                             (Pages 7 of 10 Pages)

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    --  Offer to Purchase, dated December 22, 1995.
(a)(2)    --  Letter of Transmittal.
(a)(3)    --  Notice of Guaranteed Delivery.
(a)(4)    --  Form of Letter to Brokers, Dealers,
              Commercial Banks, Trust Companies and Nominees.
(a)(5)    --  Form of Letter to Clients for Use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Nominees.
(a)(6)    --  Guidelines of the Internal Revenue Service for Certification of
              Number on Substitute Form Taxpayer Identification W-9.
(a)(7)    --  Press release issued by American on December 18, 1995.
(a)(10)   --  Form of Summary Advertisement, dated  December 22, 1995.
(b)       --  Not applicable.
(c)(1)    --  Agreement and Plan of Merger among Parent, Purchaser and the
              Company dated as of December 18, 1995.
(c)(2)    --  Stock Option and Tender Agreement among Parent and the Selling
              Stockholders dated as of December 18, 1995.
(d)       --  Not applicable.
(e)       --  Not applicable.
(f)       --  Not applicable.

                             (Page 8 of 10 Pages)

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AMERICAN BRANDS, INC.



                                   By:  /s/ Charles H. McGill
                                      -------------------------------------
                                        Charles H. McGill
                                        Vice President - Corporate Development


                                   HCAC, INC.



                                   By:  /s/ Charles H. McGill
                                      -------------------------------------
                                        Charles H. McGill
                                        Vice President



Dated: December 22, 1995.

                             (Page 9 of 10 Pages)

                                 EXHIBIT INDEX

EXHIBIT                                                          SEQUENTIAL
  NO.                     DESCRIPTION                            PAGE NUMBER
-------                   -----------                            -----------
(a)(1)    --   Offer to Purchase, dated December 22, 1995.
(a)(2)    --   Letter of Transmittal.
(a)(3)    --   Notice of Guaranteed Delivery.
(a)(4)    --   Form of Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.
(a)(5)    --   Form of Letter to Clients for Use by Brokers,
               Dealers, Commercial Banks, Trust Companies and
               Nominees.
(a)(6)    --   Guidelines of the Internal Revenue Service for
               Certification of Number on Substitute Taxpayer
               Identification Form W-9.
(a)(7)    --   Press release issued by American on
               December 18, 1995.
(a)(10)   --   Form of Summary Advertisement, dated
               December 22, 1995.
(b)       --   Not applicable.
(c)(1)    --   Agreement and Plan of Merger among Parent,
               Purchaser and the Company dated as of
               December 18, 1995.
(c)(2)    --   Stock Option and Tender Agreement among Parent
               and the Selling Stockholders dated as of
               December 18, 1995.
(d)       --   Not applicable.
(e)       --   Not applicable.
(f)       --   Not applicable.

                             (Page 10 of 10 Pages)